Mail Stop 4561

October 24, 2008

Mr. Michael R. Dunn
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, CA 92008

> **Re: Who's Your Daddy, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-33519**

Dear Mr. Dunn:

We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant